PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802

2,000,000 Units

Merrill Lynch & Co., Inc.

Long Short NotesSM

Linked to the Long Short Index — Series III due January 30, 2006

(the “Notes”)

$10 original public offering price per Unit

The Notes:

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•   We will pay interest on the principal amount of the Notes semiannually, at the rate of 2.5% per year, beginning July 30, 2004.

•   Linked to the value of the Long Short Index — Series III (the “Composite Index”) (index symbol “JKC”), which is designed to provide exposure to the performance of ten stocks and two equity sector indices, as described herein.

•   The Composite Index reflects a leveraged long position equal to 150% of the Starting Value of the Composite Index (which equals 100), distributed initially on an equally weighted basis (i.e., 15% per stock) over a basket of ten stocks described below (collectively, the “Stock Basket”), and a short position equal to 50% of the Starting Value of the Composite Index, distributed initially on an equally weighted basis (i.e., 25% per index) over a basket of two sector indices listed below (together, the “Select Sector Basket”). The Composite Index does not take into account the dividends paid, if any, on any of the stocks included in either the Stock Basket or the Select Sector Basket.

•   The Stock Basket is composed of the top ten dividend yielding stocks, reconstituted annually, in the Dow Jones Industrial Average. The Select Sector Basket will be composed of the Consumer Discretionary Select Sector Index and the Financial Select Sector Index.

•   Increasesin the value of the Stock Basket will increase the level of the Composite Index while decreases in the value of the Stock

    Basket will decrease the level of the Composite Index. Conversely, increases in the value of the Select Sector Basket will decrease the level of the Composite Index while decreases in the value of the Select Sector Basket will increase the level of the Composite Index.

•   The Notes will not be listed on any securities exchange.

•   Expected closing date: June 29, 2004.

Payment at maturity:

•   The Notes do not provide for the repayment of a fixed principal amount.

•   At maturity, you will receive a cash amount, in addition to accrued and unpaid interest, based upon the percentage change in the level of the Composite Index, which reflects the percentage change in the value of the long positions in the Stock Basket and the short position in the Select Sector Basket. If the level of the Composite Index declines over the term of the Notes, you will receive less, and possibly significantly less, than the original public offering price of $10 per Note.

Early redemption:

•   If the closing level of the Composite Index falls below a specified level, the Notes will be redeemed prior to their stated maturity date. If redeemed, we will pay you a cash amount based on the percentage decrease in the level of the Composite Index as described in this prospectus supplement.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$20,000,000
Underwriting fee	$.20	$400,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$19,600,000
(1) Plus accrued interest from June 29, 2004, if settlement occurs after that date

Merrill Lynch & Co.

The date of this prospectus supplement is June 23, 2004.

“Long Short Notes” is a service mark of Merrill Lynch & Co., Inc.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Long Short NotesSM Linked to the Long Short Index—Series III due January 30, 2006 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Long Short Index—Series III (the “Composite Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. Unless redeemed prior to the stated maturity date under the circumstances described herein, the Notes will mature on January 30, 2006. The Notes will be linked to the change in the level of the Composite Index.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

When will I receive interest?

Interest on the Notes will accrue at a rate of 2.5% per year on the $10 principal amount of each Unit from and including June 29, 2004 to but excluding the maturity date or redemption date. You will receive semiannual interest payments on January 30 and July 30 of each year, beginning July 30, 2004. If any interest payment date is not a business day, you will receive payment on the following business day.

What is the Composite Index?

The Composite Index is designed to provide exposure to the performance of ten stocks and two equity sector indices (each, an “Index Component”), as described herein. The Composite Index reflects a leveraged long position equal to 150% of the Starting Value, distributed initially on an equally weighted basis (i.e., 15% per stock) over a basket of ten stocks described below (collectively, the “Stock Basket”) and a short position equal to 50% of the Starting Value, distributed initially on an equally weighted basis (i.e., 25% per index) over a basket of two equity sector indices listed below (each, a “Select Sector Index” and together, the “Select Sector Basket”). The Composite Index does not take into account the dividends paid, if any, on any of the stocks included in either the Stock Basket or the Select Sector Basket.

The Stock Basket will be composed of the top ten dividend yielding stocks, reconstituted annually, in the Dow Jones Industrial Average. Standard & Poor’s publishes the two equity sector indices comprising the Select Sector Basket, which are the Consumer Discretionary Select Sector Index and the Financial Select Sector Index. The Index Components are described in the sections entitled “The Composite Index—Stock Basket” and “—Select Sector Basket” in this prospectus supplement.

Each Index Component has been assigned a weighting and such weighting will reflect the relative contribution that Index Component makes to the level of the Composite Index. A positive weighting indicates that the Composite Index is long a particular Index Component. A negative weighting indicates that the Composite Index is short a particular Index Component. The weightings are disclosed in the section entitled “The Composite Index” in this prospectus supplement.

The level of the Composite Index was set to 100.00 on June 23, 2004, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

A fixed factor (the “Multiplier”) was determined for each Index Component on the Pricing Date. The Multipliers can be used to calculate the level of the Composite Index on any given day by summing the products of the value of each Index Component and its designated Multiplier, as described in this prospectus supplement. The Multipliers for each Index Component are listed in the section entitled “The Composite Index” in this prospectus supplement.

The Notes are debt obligations of ML&Co. and an investment in the Notes does not entitle you to any ownership interest in the stocks included in the Stock Basket and underlying each Index Component contained in the Select Sector Basket (collectively, the “Component Stocks”).

How has the Composite Index performed historically?

The Composite Index did not exist until the Pricing Date. We have, however, included a table showing hypothetical monthly historical levels of the Composite Index for each month from January 1999 to May 2004 based upon the Multipliers for each Index Component and historical values of each Index Component. In addition, we have included tables showing the historical monthly values of each of the Index Components for each month from January 1999 to May 2004. The tables for the Index Components in the Stock Basket are included in Annex A to this prospectus supplement. The tables for the Index Components in the Select Sector Basket are included in the section entitled “The Composite Index” in this prospectus supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Composite Index in various economic environments; however, this past performance is not indicative of how the Composite Index will perform in the future.

Any prospective purchaser of the Notes should undertake an independent investigation of the Index Components as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Composite Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Who determines the level of the Composite Index?

The American Stock Exchange will calculate the level of the Composite Index as described in the section entitled “The Composite Index” in this prospectus supplement and disseminate the value of the composite Index under the symbol (JKC).

What form will the Notes take?

A Unit will represent a single Note with an original public offering price of $10.00 (a “Unit”). You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

What will I receive upon maturity of the Notes?

At maturity, you will receive a cash payment, in addition to accrued and unpaid interest, on the Notes equal to the “Redemption Amount”.

The “Redemption Amount” per Unit will equal:

$10.00 ×	(	Ending Value	)
Starting Value

The “Starting Value” equals 100.00, the value of the Composite Index as set on the Pricing Date.

For purposes of determining the Redemption Amount, the “Ending Value” means the average, arithmetic mean, of the levels of the Composite Index at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the publication of one or more of the Index Components, as described herein.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

How does the early redemption feature work?

If on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed on the fifth Business Day following such date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment per Note equal to the Redemption Amount, as described above; provided, however, for purposes of calculating the Redemption Amount, the Ending Value will equal the average of the closing levels of the Composite Index on the two business days immediately succeeding the date the closing level of the Composite Index was less than or equal to 50.00.

Examples

Here are six examples of Redemption Amount calculations, assuming:

•	The Starting Value of the Composite Index is 100.00 and the starting values of the Index Components are the closing values of each Index Component as observed on the Pricing Date and set forth in the table below. The Multipliers were determined based upon these values and used for the calculation of the hypothetical Ending Value in each example, as described in the section entitled “The Composite Index” in this prospectus supplement.

•	Any change in the value of the Stock Basket is attributable to an equal change in each of the ten Index Components comprising the Stock Basket. You should be aware, however, that there may be no correlation among the values of the ten Index Components comprising the Stock Basket and that an increase in any particular Index Component comprising the Stock Basket does not assure there will be an increase in any other Index Component comprising the Stock Basket, and, conversely, a decrease in any particular Index Component comprising the Stock Basket does not assure there will be a decrease in any other Index Component comprising the Stock Basket.

•	Any change in the value of the Select Sector Basket is attributable to an equal change in each of the two Index Components comprising the Select Sector Basket. You should be aware, however, that there may be no correlation among the values of the two Index Components comprising the Select Sector Basket and that an increase in one Index Component comprising the Select Sector Basket does not assure there will be an increase in the other Index Component comprising the Select Sector Basket, and, conversely, a decrease in one Index Component comprising the Select Sector Basket does not assure there will be a decrease in the other Index Component comprising the Select Sector Basket.

•	The composition and weighting of the Index Components comprising the Stock Basket remain the same over the term of the Notes. The composition and weighting of those Index Components will be reconstituted on the anniversary of the Pricing Date as described in the section entitled “The Composite Index—Stock Basket—Annual Stock Basket Portfolio Reconstitution” in this prospectus supplement.

•	The closing level of the Composite Index is not equal to or less than 50.00 on any date during the term of the Notes. If on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed early as described in the section entitled “Description of the Notes—Redemption Event” in this prospectus supplement. In such an event, your investment in the Notes should be expected to result in a significant loss to you. See “Risk Factors—Your investment may result in a loss” in this prospectus supplement.

For each of the Index Components, the following table sets forth the starting value, the Multiplier and the hypothetical closing value used to calculate the level of the Composite Index and the Redemption Amount in each of the examples below.

			Hypothetical Closing Values
		Long	+5%	+5%	+5%	-5%	-5%	-5%
		Short	+5%	+17%	-5%	+5%	-5%	-17%
Index Components	Starting Value	Multiplier	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6

Altria Group, Inc.	48.47	0.30946978	50.89	50.89	50.89	46.05	46.05	46.05
Citigroup Inc.	47.24	0.31752752	49.60	49.60	49.60	44.88	44.88	44.88
E.I. du Pont de Nemours and Company	44.40	0.33783784	46.62	46.62	46.62	42.18	42.18	42.18
Exxon Mobil Corporation	45.46	0.3299604	47.73	47.73	47.73	43.19	43.19	43.19
General Electric Company	33.42	0.44883303	35.09	35.09	35.09	31.75	31.75	31.75
General Motors Corporation	48.26	0.31081641	50.67	50.67	50.67	45.85	45.85	45.85
J.P. Morgan Chase & Co.	37.62	0.39872408	39.50	39.50	39.50	35.74	35.74	35.74
Merck & Co., Inc.	47.81	0.3137419	50.20	50.20	50.20	45.42	45.42	45.42
SBC Communications Inc.	24.25	0.6185567	25.46	25.46	25.46	23.04	23.04	23.04
Verizon Communications Inc.	35.45	0.42313117	37.22	37.22	37.22	33.68	33.68	33.68
Financial Select Sector Index	285.86	-0.0874554	300.15	334.46	271.57	300.15	271.57	237.26
Consumer Discretionary Select Sector Index	319.42	-0.07826686	335.39	373.72	303.45	335.39	303.45	265.12

Composite Index	100.00	—	105.00	99.00	110.00	90.00	95.00	101.00

Redemption Amount			$10.50	$9.90	$11.00	$9.00	$9.50	$10.10

Example 1—At maturity, the value of the Stock Basket has increased by 5%, the value of the Select Sector Basket has increased by 5% and the level of the Composite Index is above the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(105.00)	=	$10.50
100.00

Total payment at maturity (per Unit) = $10.50

Example 2—At maturity, the value of the Stock Basket has increased by 5%, the value of the Select Sector Basket has increased by 17% and the level of the Composite Index is below the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(99.00)	=	$9.90
100.00

Total payment at maturity (per Unit) = $9.90

Example 3—At maturity, the value of the Stock Basket has increased by 5%, the value of the Select Sector Basket has decreased by 5% and the level of the Composite Index is above the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(110.00)	=	$11.00
100.00

Total payment at maturity (per Unit) = $11.00

Example 4—At maturity, the value of the Stock Basket has decreased by 5%, the value of the Select Sector Basket has increased by 5% and the level of the Composite Index is below the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(90.00)	=	$9.00
100.00

Total payment at maturity (per Unit) = $9.00

Example 5—At maturity, the value of the Stock Basket has decreased by 5%, the value of the Select Sector Basket has decreased by 5% and the level of the Composite Index is below the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(95.00)	=	$9.50
100.00

Total payment at maturity (per Unit) = $9.50

Example 6—At maturity, the value of the Stock Basket has decreased by 5%, the value of the Select Sector Basket has decreased by 17% and the level of the Composite Index is above the Starting Value:

Redemption Amount (per Unit)	=	$10	×	(101.00)	=	$10.10
100.00

Total payment at maturity (per Unit) = $10.10

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. Pursuant to the terms of the Notes, ML&Co. and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as an investment unit consisting of a debt instrument of ML&Co. and a forward contract to receive a payment of the Redemption Amount at maturity. Under this characterization of the Notes, for U.S. federal income tax purposes, you will generally include payments of interest on the Notes in income in accordance with your regular method of tax accounting. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to maturity or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S, as calculation agent (the “calculation agent”), will also be our agent for purposes of calculating, among other things, the Ending Value and Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. An investment in the Notes involves credit risks which are identical to those related to investments in any other debt obligations of ML&Co., and additional risks which are similar to investing in or shorting, as applicable, each Component Stock. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity. The payment on the Notes will depend on the change in the level of the Composite Index. Because the level of the Composite Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the original public offering price of your Notes and may be zero. If the applicable Ending Value at maturity is less than the Starting Value, then the Redemption Amount you receive will be less than the original public offering price of each Note, in which case your investment in the Notes will result in a loss, and possibly a significant loss, to you.

In addition, if on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed early and you will receive, for each Note then owned by you, a cash amount, in addition to accrued and unpaid interest, based on the percentage decrease in the level of the Composite Index. This amount will be less than the original public offering price of the Notes and, if you purchased your Notes in the initial distribution, will result in a loss of significant part, if not all, of your initial investment in the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The amount we pay you at maturity or upon early redemption, in addition to the interest payments you receive, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought other senior non-callable debt securities of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the Component Stocks

The return on your Notes will not reflect the return you would realize if you actually owned the stocks represented by the long positions of the Index Components and sold short the stocks represented by the short positions of the Index Component included in the Composite Index. The long positions of the Composite Index will not reflect dividends paid on those stocks because the level of the Composite Index is calculated by reference to the prices of the stocks included in the Index Components without taking into consideration the value of dividends paid on those stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Composite Index for the reasons discussed below under “Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor”.

The long and short positions of the Index Components will have a substantial effect on the level of the Composite Index, and in turn, the value of the Notes

The Composite Index will reflect a leveraged long position in the Stock Basket equal to 150% of the Starting Value and a short position in the Select Sector Basket equal to 50% of the Starting Value. The leveraged position offers the potential for significant increases in the level of the Composite Index due to increases in the value of Stock Basket, but also entails a high degree of risk, including the risk of substantial decreases in the level of the Composite Index if there is a decrease in the value of Stock Basket. In addition, as a result of the short position, any increases in the value of the Select Sector Basket will adversely affect the level of the Composite Index, and may offset any gains in the level of the Composite Index related to increases in the level of the Stock Basket.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Composite Index is expected to affect the trading value of the Notes.    The value of the Notes will depend substantially on the amount by which the Composite Index exceeds or does not exceed the Starting Value. The value of the Notes is related to the Composite Index, and consequently, a sale of the Notes may result in a loss. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the Composite Index, such as our credit rating, an increase in the level of the Composite Index will not reduce the other investment risks related to the Notes.

Changes in dividend yields of the Component Stocks are expected to affect the trading value of the Notes.    In general, if dividend yields on the Component Stocks in which there is a long position increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the Component Stocks in which there is a long position decrease, we expect that the value of the Notes will increase. In general, if dividend yields on the Component Stocks in which there is a short position decrease, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the Component Stocks in which there is a short position increase, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Composite Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Component Stocks or futures or options contracts on the Component Stocks or the Select Sector Indices for our own accounts for business reasons and expect to enter into such transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Component Stocks or the Select Sector Indices and, in turn, the value of the Composite Index, in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Component Stocks or the Select Sector Indices. Temporary increases or decreases in the market prices of the Component Stocks or the Select Sector Indices may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Component Stocks or the Select Sector Indices may change subsequent to the Pricing Date, affecting the level of the Composite Index and therefore the market value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and Redemption Amount. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Composite Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of a Select Sector Index. See the sections entitled “Description of the Notes—Adjustments to the Index Components; Market Disruption Events” and “—Discontinuance of a Published Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the Note holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Uncertain tax consequences

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on January 30, 2006.

The Notes are not subject to redemption by ML&Co. at our option before the stated maturity date except as described below under the section entitled “Redemption Event”. If an Event of Default occurs with respect to the Notes, beneficial owners of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole Units each with an original public offering price of $10 per Unit. You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Interest

The Notes will bear interest at a rate of 2.5% per year on the $10 principal amount of each Unit from and including June 29, 2004 or from the most recent interest payment date for which interest has been paid or provided for, to but excluding the stated maturity date or redemption date, as applicable. We will pay interest on the Notes in cash semiannually in arrears on January 30 and July 30 of each year, beginning July 30, 2004, and on the maturity date or redemption date, as applicable. We will pay this interest to the persons in whose names the Notes are registered at the close of business on the immediately preceding January 15 and July 15, respectively, whether or not a Business Day. Notwithstanding the foregoing, upon redemption, the final payment of interest will be paid to the person to whom ML&Co. pays the Redemption Amount. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of the delayed payment.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close.

Payment at Maturity

For each Note, the holder will be entitled to receive the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per Unit will be determined by the calculation agent and will equal:

$10.00	×	(	Ending Value	)
Starting Value

The “Starting Value” was set to 100.00 on the Pricing Date.

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing levels of the Composite Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing levels of the Composite Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the New York Exchange (the “NYSE”), The Nasdaq National Market and the American Stock Exchange (the “AMEX”) are open for trading and which is also a Business Day.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a range of hypothetical average closing levels of the Composite Index:

•	the percentage change from the Starting Value to the hypothetical average closing level,

•	the total amount payable at maturity for each Unit of the Notes, including the payment of accrued and unpaid interest,

•	the total yield to beneficial owners of the Notes,

•	the pretax annualized yield to beneficial owners of the Notes, and

•	the pretax annualized yield of an investment in the applicable long and short positions in the Component Stocks, which includes an assumed aggregate dividend yield for the Component Stocks, as more fully described in the notes to the table below.

Hypothetical average closing level during the calculation period	Percentage change from the Starting Value to the hypothetical average closing level	Total amount payable at maturity per Unit of the Notes(1)	Pretax annualized yield on the Notes (2)(3)	Pretax annualized yield of stocks included in the Composite Index (3)(4)
60.00	–40%	$ 6.125	–24.92%	–23.19%
70.00	–30%	$ 7.125	–17.56%	–15.87%
80.00	–20%	$ 8.125	–10.57%	–8.78%
90.00	–10%	$ 9.125	–3.90%	–1.88%
100.00(5)	0%	$10.125	2.51%	4.86%
110.00	10%	$11.125	8.69%	11.48%
120.00	20%	$12.125	14.66%	17.98%
130.00	30%	$13.125	20.46%	24.38%
140.00	40%	$14.125	26.09%	30.70%

(1)	The amounts specified in this column include payment of accrued and unpaid interest payable on the maturity date.

(2)	This yield:
(a)	assumes coupon payments are (i) made semiannually on the 30th of January and July of each year during the term of the Notes, beginning July 30, 2004, and (ii) reinvested for the remainder of the term of the Notes at the applicable yield listed in this column;
(b)	assumes an investment term from June 29, 2004 to January 30, 2006, a term equal to that of the Notes; and
(c)	is computed on the basis of a 360-day year of twelve 30-day months compounded annually.

(3)	The annualized rates of return are calculated on a semiannual bond equivalent basis.

(4)	This yield assumes:
(a)	a percentage change in the aggregate price of the long stock positions and the short stock positions which results in an aggregate percentage change that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical average closing level;
(b)	a constant dividend yield of 3.73% per annum for the stocks included in the Stock Basket and 1.61% for the stocks included in the Select Sector Basket, paid quarterly from the date of initial delivery of the Notes, applied to their respective values (dividends paid on stocks included in the Select Sector Basket will decrease this yield while dividends paid on stocks included in the Stock Basket will increase this yield) at the end of each quarter assuming the aggregate dividends payable increases or decreases linearly from the value of such Index Component used to set the Starting Value to 100.00 to the percentage change required to arrive at the applicable hypothetical average closing level;
(c)	no transaction fees or expenses or margin charges; and
(d)	an investment term from June 29, 2004 to January 30, 2006, a term expected to be equal to that of the Notes.

(5)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount, received by you, if any, and the resulting total and pretax annualized yield will depend on the actual Ending Value determined by the calculation agent as described in this prospectus supplement.

Redemption Event

If on any date the closing level of the Composite Index is equal to or less than 50.00, the Notes will be redeemed on the fifth Business Day following such date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment, in addition to accrued and unpaid interest, per Note equal to the Redemption Amount, as described above under “—Payment at Maturity”; provided, however, the Ending Value shall be equal to the average of the closing levels of the Composite Index on the two Index Business Days immediately succeeding the date the closing level of the Composite Index was less than or equal to 50.00, provided that if a Market Disruption Event occurs on either date and if there is only one Calculation Day, the Ending Value will be determined on that Calculation Day, and if a Market Disruption Event occurs on both dates, the Ending Value will be determined using the closing level of the Composite Index on the second Index Business Day following the date the closing level of the Composite Index was less than or equal to 50.00, regardless of the occurrence of a Market Disruption Event on such date.

The amount payable on an Early Redemption Date will be delivered and paid to the holder of a Note on the Early Redemption Date; provided, however, that in the event that the Early Redemption Date falls after a record date for the payment of interest on the Notes but prior to the next succeeding scheduled interest payment date, the portion of the amount payable on an Early Redemption Date equal to the accrued interest amount will be paid to the person who was the holder of the Note as of such record date.

Adjustments to the Index Components; Market Disruption Events

If at any time either the AMEX or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. or Standard & Poor’s (“S&P”) (each an “Index Publisher”), makes a material change in the formula for or the method of calculating the Composite Index or either Select Sector Index (collectively, the “Published Indices”), respectively, or in any other way materially modifies a Published Index so that the Published Index does not, in the opinion of the calculation agent, fairly represent the value of the Published Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Composite Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to each Published Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Published Index , as so adjusted. Accordingly, if the method of calculating the Published Index is modified so that the value of the Published Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Published Index in order to arrive at a value of the Published Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Stock Basket (the “Basket Stocks”) or underlying each Index Component contained in the Select Sector Basket or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to a Select Sector Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Basket Stocks and the Select Sector Indices are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of a Published Index

If either Index Publisher discontinues publication of its respective Published Index and the Index Publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to its respective Published Index (a “successor index”), then, upon the calculation agent’s notification of any determination to the indenture trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the Index Publisher or any other entity for the Published Index and calculate the closing value as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of a Published Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Published Index in accordance with the procedures last used to calculate the Published Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Published Index as described below, the successor index or value will be used as a substitute for the Published Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of a Published Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the “WSJ”) or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Published Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Unit, will be equal to the Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See the section entitled “—Payment at Maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

In case of default in payment of the Notes, whether at any interest payment date, the stated maturity date, the Early Redemption Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 1.25% per year to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE COMPOSITE INDEX

Composite Index

The Composite Index is designed to allow investors to participate in the percentage change in the value of leveraged long positions in ten stocks (collectively, the “Stock Basket”) and short positions in two equity sector indices (each, a “Select Sector Index” and together, the “Select Sector Basket”), the ten stocks and the two indices composing the Composite Index (each, an “Index Component”), over the term of the Notes. Each of the Index Components is described, respectively, in the sections entitled “—Stock Basket” and “—Select Sector Basket” below. Each Index Component has been assigned a weighting and such weighting reflects the relative contribution that Index Component will make to the level of the Composite Index. A positive weighting indicates that the Composite Index is long a particular Index Component. A negative weighting indicates that the Composite Index is short a particular Index Component. The weightings for each Index Component are disclosed below.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes.

The Index Publishers are under no obligation to continue the calculation and dissemination of any of the Index Components. The Notes are not sponsored, endorsed, sold or promoted by the Index Publishers. No inference should be drawn from the information contained in this prospectus supplement that the Index Publishers make any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index Components or the Composite Index to track general stock market performance.

Determination of the Multiplier for each Index Component

A fixed factor (the “Multiplier”) was determined for each Index Component based upon the weighting of each Index Component. The Multiplier for each Index Component was calculated on the Pricing Date and equals:

•	the weighting for the Index Component multiplied by 100, divided by

•	the most recent available closing value of the Index Component.

The Multipliers were calculated in this way so that the Composite Index equaled 100.00 on the Pricing Date. The Multipliers will be revised only in connection with the annual reconstitution of the Stock Basket, except that the calculation agent may in its good faith judgment adjust the Multiplier of any Index Component in the event such Index Component is changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the value of such Index Component had those changes or modifications not been made.

The Multipliers for each Index Component are listed under “—Computation of the Composite Index” below.

Computation of the Composite Index

The AMEX calculates the closing level of the Composite Index by summing the products of the most recently available closing value of each Index Component on a Calculation Day and the Multiplier applicable to each Index Component. If a scheduled Calculation Day is not an Index Business Day or a Market

Disruption Event (as defined below) occurs or is continuing on such day, the next scheduled Index Business Day immediately following such day will be the Calculation Day, regardless of whether a Market Disruption Event occurs or is continuing on such day. The AMEX will disseminate the value of the Composite Index (under the symbol “JKC”) based on the most recently reported prices of each Index Component (as reported by the exchange or trading system on which each Index Component is listed or traded), at approximately 15-second intervals during the AMEX’s business hours and the end of each Index Business Day via the Consolidated Tape Association’s Network B.

The level of the Composite Index will vary based on the appreciation or depreciation of each Index Component and on whether there is a long or short position in that Index Component. For an Index Component in which there is a long position, any appreciation in that Index Component will result in an increase in the level of the Composite Index. Conversely, any depreciation in an Index Component in which there is a long position will result in a decrease in the level of the Composite Index. For an Index Component in which there is a short position, any depreciation in that Index Component will result in an increase in the level of the Composite Index. Conversely, any appreciation in an Index Component in which there is a short position will result in a decrease in the level of the Composite Index. On the Pricing Date, for each Index Component, the weight, initial closing value, Multiplier and initial Composite Index level for each Index Component were as follows:

Index Components	Symbol	Weight	Closing Value (1)	Multiplier (2)	Composite Index Points
Altria Group, Inc.	MO	15%	48.47	0.309470	15
Citigroup Inc.	C	15%	47.24	0.317528	15
E.I. du Pont de Nemours and Company	DD	15%	44.40	0.337838	15
Exxon Mobil Corporation	XOM	15%	45.46	0.329960	15
General Electric Company	GE	15%	33.42	0.448833	15
General Motors Corporation	GM	15%	48.26	0.310816	15
J.P. Morgan Chase & Co.	JPM	15%	37.62	0.398724	15
Merck & Co., Inc.	MRK	15%	47.81	0.313742	15
SBC Communications Inc.	SBC	15%	24.25	0.618557	15
Verizon Communications Inc.	VZ	15%	35.45	0.423131	15
Consumer Discretionary Select Sector Index	IXY	–25%(3)	319.42	-0.078267	–25
Financial Select Sector Index	IXM	–25%(3)	285.86	-0.087455	–25
			Starting Value:		100

(1)	This was the closing value or, in the case of an Index Component that is contained in the Stock Basket, the closing market price, of the Index Component on the Pricing Date.
(2)	The Multiplier equals weight multiplied by 100, and then divided by the applicable closing value on the Pricing Date.
(3)	This figure represents a short position in the Index Component.

Hypothetical Historical Data on the Composite Index

The Composite Index did not exist until the Pricing Date. We have, however, included a table showing monthly hypothetical historical levels of the Composite Index for each month (the “Hypothetical Historical Month-End Closing Level”) from January 1999 to May 2004 based upon the applicable Multiplier for each Index Component. The historical values of each Basket Stock are included in Annex A to this pricing supplement and the historical values for each Select Sector Index can be found in the section“—The Select Sector Basket” below. All Hypothetical Historical Month-End Closing Levels presented in the following table were calculated by the calculation agent.

The Hypothetical Historical Month-End Closing Levels have been calculated hypothetically on the same basis that the Composite Index will be calculated. The value of the Composite Index was set to 100 on the

Pricing Date and the Multipliers are used to provide an illustration of past movements of the Hypothetical Historical Month-End Closing Levels only. You should understand we have provided this historical information to help you evaluate the behavior of the Composite Index in various economic environments. These Hypothetical Historical Month-End Closing Levels are not necessarily indicative of the future performance of the Composite Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Composite Index during any period set forth below is not any indication that the Composite Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	149.44	154.19	147.70	118.08	89.03	103.73
February	145.66	136.29	143.15	120.51	84.01	104.03
March	143.00	148.86	135.33	123.52	83.85	100.22
April	154.06	150.44	143.87	112.46	91.38	101.29
May	143.85	146.29	145.54	117.56	95.01	95.81
June	158.71	139.87	141.66	104.17	99.14
July	154.18	137.08	137.49	96.06	93.21
August	150.12	147.08	128.68	93.59	93.63
September	150.39	147.09	128.45	76.64	92.96
October	157.20	161.50	121.38	88.71	91.50
November	154.31	150.62	122.87	97.85	90.95
December	152.58	147.64	120.26	94.12	102.60

The following graph sets forth the hypothetical historical performance of the Composite Index presented in the table above, based upon the Multipliers set on the Pricing Date. Past movements of the Composite Index are not necessarily indicative of the future Composite Index levels.

Stock Basket

On any Business Day the value of the Stock Basket will equal the sum of the products of the current market price for each of the Basket Stocks and the applicable Multiplier (the sum equals the “Stock Basket Portfolio Value”).

Determination of Stock Basket Portfolio

At any time the “Stock Basket Portfolio” will consist of the then current Basket Stocks. The stocks in the Stock Basket Portfolio are the ten common stocks in the Dow Jones Industrial Average (the “DJIA”) as determined by the AMEX as having the highest Dividend Yield as of the second Index Business Day prior the Pricing Date. We have included a brief description of each of the companies that are included in the Stock Basket (the “Stock Basket Companies”) and their corresponding Dividend Yield and historical stock price information in Annex A to this prospectus supplement. “Dividend Yield” for each common stock is determined by annualizing the last quarterly or semi-annual ordinary cash dividend for which the ex-dividend date has occurred, excluding any extraordinary dividend, and dividing the result by the last available sale price for each stock on its primary exchange on the date that Dividend Yield is to be determined.

The Multiplier applicable to each Basket Stock will be recalculated by the AMEX on the Anniversary Date of each year, or in certain circumstances on a day shortly thereafter as described below. The Multiplier applicable to each Basket Stock will be set to equal the number of shares of that stock, or portion thereof, based upon the closing market price of that stock on the Anniversary Date, so that each stock represents approximately an equal percentage of the Composite Index as of the Anniversary Date.

Dow Jones Industrial Average

The DJIA is comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of American industry generally. The companies are major factors in their industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the DJIA are made entirely by the editors of the WSJ without consultation with the companies, the stock exchange or any official agency or ML&Co. For the sake of continuity, changes are made infrequently. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Dow Jones & Company, Inc., publisher of the WSJ, is not affiliated with ML&Co., has not participated in any way in the creation of the Notes or in the selection of stocks to be included in the Stock Basket Portfolio and has not reviewed or approved any information included in this prospectus supplement.

The first DJIA, consisting of 12 stocks, was published in the WSJ in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 15, 1939 through July 2, 1956 and June 2, 1959 through August 8, 1976.

Annual Stock Basket Portfolio Reconstitution

As of the close of business on each Anniversary Date, the Stock Basket Portfolio will be reconstituted to include the ten common stocks in the DJIA having the highest Dividend Yield (the “New Stocks”) on the second scheduled Index Business Day prior to the applicable Anniversary Date (the “Annual Determination Date”). “Anniversary Date” will mean the anniversary date of the Pricing Date of each year; provided, however, that if the date is not an Index Business Day or a Market Disruption Event occurs on that date, then the Anniversary Date for that year will mean the immediately succeeding Index Business Day on which a Market Disruption Event does not occur. The AMEX will only add a stock having characteristics as of the applicable Annual Determination Date that will permit the Stock Basket to remain within the criteria specified in the rules of the AMEX and within the applicable rules of the SEC. Except as provided below, the criteria and rules will apply only on an Annual Determination Date to exclude a proposed New Stock. If a proposed New Stock does not meet these criteria or rules, the AMEX will replace it with the common stock in the DJIA with the next highest Dividend Yield which meets the criteria and rules. These criteria currently provide, among other things, (1) that each Component Stock must have a minimum market value of at least $75 million, except that up to 10% of the Component Stocks in the Stock Basket may have a market value of $50 million; (2) that each Component Stock must have an average monthly trading volume in the preceding six months of not less than 1,000,000 shares, except that up to 10% of the Component Stocks in the Stock Basket may have an average monthly trading volume of 500,000 shares or more in the last six months; (3) 90% of the Stock Basket’s numerical index value and at least 80% of the total number of Basket Stocks will meet the then current criteria for standardized option trading set forth in the rules of the AMEX; and (4) all Basket Stocks will either be listed on the AMEX, the NYSE or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported as National Market System Securities. In addition, if as of any Annual Determination Date any Basket Stock or proposed New Stock is also included in any Index Component comprising the Select Sector Basket, the reconstituted Stock Basket Portfolio will not include that Basket Stock or proposed New Stock.

The Multiplier for each New Stock will be determined by the AMEX and will equal the number of shares of each New Stock, based upon the closing market price of that New Stock on the Anniversary Date, so that each New Stock represents approximately an equal percentage of the Composite Index on the applicable Anniversary Date. As an example, if the portion of the Composite Index represented by the Stock Basket in effect at the close of business on an Anniversary Date equaled 200, then each of the ten New Stocks would be allocated a portion of the value of the Composite Index equal to 20 and if, for example, the closing market price of a New Stock on the Anniversary Date was 40, the applicable Multiplier would be 0.5. If the portion of the Composite Index represented by the stock basket equaled 80, then each of the ten New Stocks would be allocated a portion of the value of the Composite Index equal to 8 and if the closing market price of a New Stock on the Anniversary Date was 40, the applicable Multiplier would be 0.2.

Adjustments to the Basket Stock Multipliers and Stock Basket Portfolio

The Multiplier applicable to any Stock Basket Stock and the Stock Basket Portfolio will be adjusted as follows:

1.    If a Basket Stock is subject to a stock split or reverse stock split, then once the split has become effective, the Multiplier applicable to that Basket Stock will be adjusted to equal the product of the number of shares of that Basket Stock issued with respect to one share of that Basket Stock and the prior multiplier.

2.    If a Basket Stock is subject to a stock dividend, issuance of additional shares of the Basket Stock, that is given equally to all holders of shares of the issuer of that Basket Stock, then once the dividend has become effective and that Basket Stock is trading ex-dividend, the Multiplier applicable to that Basket Stock will be adjusted so that the new Multiplier will equal the product of the number of shares of that Basket Stock issued with respect to one share of that Basket Stock and the prior multiplier.

3.    If a Stock Basket Company is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, that Basket Stock will continue to be included in the Stock Basket Portfolio so long as a market price for that Basket Stock is available. If a market price is no longer available for a Basket Stock for whatever reason, including the liquidation of the issuer of the Basket Stock or the subjection of the issuer of the Basket Stock to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of that Basket Stock will equal zero in connection with calculating the Stock Basket Portfolio Value for so long as no market price is available, and no attempt will be made to immediately find a replacement stock or increase the value of the Stock Basket Portfolio to compensate for the deletion of that Basket Stock. If a market price is no longer available for a Basket Stock as described above, the Stock Basket Portfolio Value will be computed based on the remaining Basket Stocks for which market prices are available and no New Stock will be added to the Stock Basket Portfolio until the annual reconstitution of the Stock Basket Portfolio. As a result, there may be periods during which the Stock Basket Portfolio contains fewer than ten Basket Stocks.

4.    If a Stock Basket Company has been subject to a merger or consolidation and is not the surviving entity or is nationalized, then a value for that Basket Stock will be determined at the time the issuer is merged or consolidated or nationalized and will equal the last available market price for that Basket Stock and that value will be constant until the Stock Basket Portfolio is reconstituted. At that time, no adjustment will be made to the Multiplier of the relevant Basket Stock.

5.    If a Stock Basket Company issues to all of its shareholders equity securities that are publicly traded of an issuer other than the Stock Basket Company, or a tracking stock is issued by a Stock Basket Company to all of its shareholders, then the new equity securities will be added to the Stock Basket Portfolio as a new Basket Stock. The Multiplier applicable to the new Basket Stock will equal the product of the original Multiplier with respect to the Basket Stock for which the new Basket Stock is being issued (the “Original Basket Stock”) and the number of shares of the new Basket Stock issued with respect to one share of the Original Basket Stock.

No adjustments of any Multiplier applicable to a Basket Stock will be required unless the adjustment would require a change of at least 1% in the Multiplier then in effect. The Multiplier resulting from any of the adjustments specified above will be rounded to the nearest ten-thousandth with five hundred-thousandths being rounded upward.

The AMEX expects that no adjustments to the Multiplier applicable to any Basket Stock will be made other than those specified above; however, the AMEX may at its discretion make adjustments to maintain the value of the Composite Index if certain events would otherwise alter the value of the Composite Index despite no change in the market prices of the Basket Stocks.

Select Sector Basket

The Select Sector Basket is comprised of the Consumer Discretionary Select Sector Index (the “Consumer Index”) and the Financial Select Sector Index (the “Financial Index”). Each stock in the S&P 500 is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500.

Description of Consumer Index.    The Consumer Index (IXY) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are involved in the development or production of consumer discretionary products. Consumer discretionary products include automobiles and automobile components, consumer durables, apparel, hotels, restaurants, leisure, media and retailing. The Consumer Index, which serves as the benchmark for the Consumer Discretionary Select Sector SPDR Fund (XLY), was established with a value of 250.00 on June 30, 1998.

Month-End Closing Values of the Consumer Index.    The following table sets forth the closing value of the Consumer Index at the end of each month, in the period from January 1999 through May 2004. This historical data on the Consumer Index is not necessarily indicative of the future performance of the Consumer Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Consumer Index during any period set forth below is not any indication that the Consumer Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Consumer Index on June 23, 2004 was 319.42.

	1999	2000	2001	2002	2003	2004
January	275.09	271.67	285.35	295.67	224.04	312.70
February	272.11	255.93	266.41	296.56	222.04	319.02
March	285.33	291.27	261.04	300.20	227.98	318.53
April	293.58	287.15	273.43	292.02	254.33	313.45
May	281.34	268.94	277.66	289.72	267.06	315.52
June	296.97	257.56	275.63	275.35	270.92
July	274.32	260.92	290.80	242.95	276.73
August	262.94	248.02	263.32	249.19	290.43
September	261.57	249.28	231.10	227.61	276.49
October	283.45	245.48	241.26	242.28	301.08
November	284.60	239.16	275.38	253.96	303.63
December	308.96	255.95	287.84	231.68	315.28

Description of Financial Index.    The Financial Index (IXM) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are involved in the financial industry. Companies in the Financial Index include banks, diversified financial companies, insurance companies and real estate companies. The Financial Index, which serves as the benchmark for the Financial Select Sector SPDR Fund (XLF), was established with a value of 250.00 on June 30, 1998.

Month-End Closing Values of the Financial Index.    The following table sets forth the closing value of the Financial Index at the end of each month, in the period from January 1999 through June 2004. This historical data on the Financial Index is not necessarily indicative of the future performance of the Financial Index or what the value of the Notes may be. Any historical upward or downward trend in the closing value of the Financial Index during any period set forth below is not any indication that the Financial Index is more or less likely to decline at any time during the term of the Notes. The closing value of the Financial Index on the Pricing Date was 285.86.

	1999	2000	2001	2002	2003	2004
January	237.56	229.99	293.13	258.70	215.93	289.84
February	240.45	205.00	273.44	254.54	208.84	297.12
March	249.18	242.19	264.96	271.24	207.60	293.58
April	265.72	234.32	274.43	263.59	232.62	279.35
May	250.69	249.65	284.93	262.71	244.42	284.11
June	260.65	234.52	284.59	249.75	244.59
July	244.10	258.32	279.60	229.54	255.15
August	232.62	282.25	262.15	233.81	252.16
September	219.94	288.87	246.32	206.07	253.36
October	255.77	287.65	241.35	224.19	270.13
November	243.29	270.52	258.17	233.01	268.94
December	238.03	294.39	263.38	220.08	281.54

Publisher.    Standard and Poor’s is the publisher of the two indices comprising the Select Sector Basket.

Disclosure Required by S&P.    The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. The stocks included in each Select Sector Index were selected by the index compilation agent in consultation with S&P from the universe of companies represented by the S&P 500 Index. The composition and weighting of the stocks included in each Select Sector Index can be expected to differ from the composition and weighting of stocks included in any similar S&P 500 sector index that is published and disseminated by S&P.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following components (the “Components”): (i) a debt instrument of ML&Co. (the “Debt Instrument”) with a fixed principal amount unconditionally payable on the maturity date equal to the principal amount of the Notes and bearing stated interest at the stated interest rate for the Notes (the “Interest Rate“) and (ii) a cash-settled forward contract (the “Forward Contract”) pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive a payment of the Redemption Amount at maturity. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. Furthermore, based on ML&Co.’s determination of the relative fair market values of the Components at the time of issuance of the Notes, ML&Co. will assign $10.04 of the original issue price of the Notes to the Debt Instrument and will assign $0.04 of the original issue price of the Notes to the Forward Contract. Based upon the foregoing, a U.S. Holder who acquires a Note in connection with the original issuance thereof will be treated as having purchased the Debt Instrument for $10.04 and as having received an initial payment (the “Initial Forward Contract Payment”) with respect to the Forward Contract in an amount equal to $0.04. The initial payment deemed to have been received by a U.S. Holder with respect to the Forward Contract (i.e., the Initial

Forward Contract Payment) should only be taken into account by the U.S. Holder as an additional amount realized with respect to the Forward Contract on the earlier of the sale or other disposition of the Notes by the U.S. Holder or at maturity. ML&Co.’s allocation of the original issue price will be binding on a U.S. Holder of a Note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.’s. The treatment of the Notes described above and ML&Co.’s allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note (including alternative characterizations of a Note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. federal income tax purposes.

Tax Treatment of a Note

Interest on the Debt Instrument.     As described above, the Debt Instrument is treated as bearing interest at a stated rate of 2.5% per annum (i.e., the Interest Rate). A U.S. Holder will include “qualified stated interest” on the Debt Instrument in income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes (subject to the bond premium rules). Based on ML&Co.’s determination set forth above, the U.S. Holder’s tax basis in the Debt Instrument will initially be $10.04.

Settlement of the Forward Contract.    Upon the final settlement of the Forward Contract on the maturity date, a U.S. Holder would be deemed to have applied an amount (the “Forward Contract Payment Amount”) equal to the principal amount of the Debt Instrument less the Initial Forward Contract Payment toward the right to receive a payment of the Redemption Amount at maturity. Upon the receipt of a payment of the Redemption Amount at maturity, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the payment of the Redemption Amount differs from the Forward Contract Payment Amount. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of a Note prior to the maturity of the Note, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder’s tax basis in the Components deemed so sold, exchanged or redeemed. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending upon the U.S. Holder’s holding period for the Note). For these purposes, any amount attributable to accrued interest on the Debt Instrument would generally be taxed as described under “Tax Treatment of a Note—Interest on the Debt Instrument” above. If on any date the closing level of the Composite Index is equal to or less than 50.00 and, as a result, the Notes are redeemed on the fifth Business Day following such date, for these purposes, the Debt Instrument should be treated as having been redeemed for an amount equal to the principal amount of the Debt Instrument. In addition, in such event, the U.S.

Holder should be treated as having applied the Forward Contract Payment Amount in settlement of the Forward Contract in exchange for the cash payment received by the U.S. Holder on the Early Redemption Date. See “Tax Treatment of a Note—Settlement of the Forward Contract” above.

Premium

If a U.S. Holder purchases the Debt Instrument for an amount that is greater than the sum of all amounts payable on the Debt Instrument after the purchase date other than payments of qualified stated interest (i.e., the principal amount), such U.S. Holder will be considered to have purchased the Debt Instrument with “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Debt Instrument and may offset interest otherwise required to be included in respect of the Debt Instrument during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Possible Alternative Tax Treatments of an Investment in a Note

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

ML&Co. will take the position that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount, subject to the adjustments described below, income at a “comparable yield” on the issue price, regardless of the U.S. Holder’s usual method of accounting for U.S. federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to a Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder’s prior ordinary income inclusions (which were not previously reversed) with respect to the Notes.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, exchange, redemption or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

In the case of a non-U.S. Holder, ML&Co. intends to withhold applicable United States withholding taxes at a rate of 30% on payments of interest made with respect to the Notes subject to reduction by applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

Backup Withholding and Information Reporting

A beneficial owner of a Note may be subject to information reporting with respect to certain amounts paid to the beneficial owner. A beneficial owner of a Note may also be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan or an individual retirement account or a Keogh Plan (a “plan”) should consider whether an investment in the Notes would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“similar law arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which the Company, MLPF&S or certain of their affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that either (1) it is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, it is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is subject to any similar laws will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of such laws.

The sale of any Notes to a plan is in no respect a representation by the Company, MLPF&S or any of their respective affiliates that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is otherwise appropriate for plans generally or any particular plan.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $20,000,000 aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting fee and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated herein by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarter ended March 26, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because such report is not a “report” or “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Basket Stock	S-14
Business Day	S-15
Calculation Day	S-12
Calculation Period	S-12
Component Stocks	S-4
Composite Index	S-1
Early Redemption Date	S-5
Ending Value	S-4
Index Business Day	S-12
Index Component	S-3
Market Disruption Event	S-14
Multiplier	S-4
Notes	S-1
Pricing Date	S-3
Redemption Amount	S-4
Select Sector Basket	S-1
Select Sector Index	S-3
Starting Value	S-4
Stock Basket	S-1
successor index	S-15
Unit	S-4

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Stock Basket Companies as well as the split-adjusted closing market prices for each Basket Stock in each month from January 1999 through May 2004. Please note that the historical prices of the Basket Stocks are not indicative of the future performance of the Basket Stocks. The following information, with respect to the business of each company, has been derived from publicly available documents published by the Stock Basket Companies. Because the common stock of the Stock Basket Companies is registered under the Securities Exchange Act of 1934, the Stock Basket Companies are required to file periodically financial and other information specified by the SEC. For more information about the Stock Basket Companies, information provided to or filed with the SEC by the Stock Basket Companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site referenced in this prospectus supplement under the section entitled “Where You Can Find More Information”.

ALTRIA GROUP, INC.

Altria Group, Inc., through its wholly-owned subsidiaries, Philip Morris USA Inc., Philip Morris International Inc. and its majority-owned subsidiary, Kraft Foods Inc., is engaged in the manufacture and sale of various consumer products, including cigarettes and food and beverages. Philip Morris Capital Corporation, another wholly-owned subsidiary, is primarily engaged in leasing activities. Altria is also a shareholder in the brewer, SABMiller plc.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	47.00	January	20.94	January	44.00	January	50.11	January	37.87	January	55.59
February	39.13	February	20.06	February	48.18	February	52.66	February	38.65	February	57.55
March	35.19	March	21.13	March	47.45	March	52.67	March	29.96	March	54.45
April	35.06	April	21.88	April	50.11	April	54.43	April	30.76	April	55.38
May	38.56	May	26.13	May	51.41	May	57.25	May	41.30	May	47.97
June	40.19	June	26.56	June	50.75	June	43.68	June	45.44
July	37.25	July	25.25	July	45.50	July	46.05	July	40.01
August	37.44	August	29.63	August	47.40	August	50.00	August	41.22
September	34.19	September	29.44	September	48.29	September	38.80	September	43.80
October	25.19	October	36.63	October	46.80	October	40.75	October	46.50
November	26.31	November	38.19	November	47.17	November	37.72	November	52.00
December	23.19	December	44.00	December	45.85	December	40.53	December	54.42

The closing price on the Pricing Date was 48.47 and the Dividend Yield was 5.61%.

CITIGROUP INC.

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers with some 200 million customer accounts doing business in more than 100 countries.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	26.14	January	40.18	January	52.20	January	44.21	January	34.38	January	49.48
February	27.40	February	36.16	February	45.87	February	42.20	February	33.34	February	50.26
March	29.79	March	41.49	March	41.95	March	46.19	March	34.45	March	51.70
April	35.09	April	41.58	April	45.84	April	40.38	April	39.25	April	48.09
May	30.89	May	43.50	May	47.80	May	40.27	May	41.02	May	46.43
June	33.23	June	42.14	June	49.28	June	36.14	June	42.80
July	31.17	July	49.36	July	46.83	July	31.28	July	44.80
August	31.08	August	54.44	August	42.67	August	32.75	August	43.35
September	30.78	September	50.42	September	37.77	September	29.65	September	45.51
October	37.86	October	49.08	October	42.45	October	36.95	October	47.40
November	37.69	November	46.46	November	44.67	November	38.88	November	47.04
December	38.87	December	47.62	December	47.08	December	35.19	December	48.54

The closing price on the Pricing Date was 47.24 and the Dividend Yield was 3.39%.

E.I. DU PONT DE NEMOURS AND COMPANY

E.I. du Pont de Nemours and Company is a manufacturer and supplier of a broad range of products in the science and technology field, including specialty chemicals, pharmaceuticals, high-performance materials and biotechnology-related materials. DuPont markets and sells its products, domestically and abroad, to several different markets, including the transportation, textile, construction, automotive, agricultural, nutrition and health, pharmaceutical, packaging and electronics markets. DuPont and its subsidiaries have operations in approximately 75 countries worldwide.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	51.19	January	59.00	January	43.71	January	44.17	January	37.87	January	43.90
February	51.31	February	50.50	February	43.69	February	46.84	February	36.67	February	45.09
March	58.06	March	52.88	March	40.70	March	47.15	March	38.86	March	42.22
April	70.63	April	47.44	April	45.19	April	44.50	April	42.53	April	42.95
May	65.44	May	49.00	May	46.40	May	46.00	May	42.14	May	43.20
June	68.31	June	43.75	June	48.24	June	44.40	June	41.64
July	72.06	July	45.31	July	42.82	July	41.91	July	43.94
August	63.38	August	44.88	August	40.97	August	40.31	August	44.74
September	60.88	September	41.44	September	37.52	September	36.07	September	40.01
October	64.44	October	45.38	October	39.99	October	41.25	October	40.40
November	59.44	November	42.31	November	44.34	November	44.62	November	41.46
December	65.88	December	48.31	December	42.51	December	42.40	December	45.89

The closing price on the Pricing Date was 44.40 and the Dividend Yield was 3.15%.

EXXON MOBIL CORPORATION

Exxon Mobil Corporation is principally engaged in energy, which involves exploration for, and production of, crude oil and natural gas, as well as manufacturing petroleum products. In addition, ExxonMobil is engaged in the transportation and sale of crude oil, natural gas and petroleum products and is a major manufacturer and marketer of basic petrochemicals and a wide variety of specialty products. ExxonMobil’s operations also include exploration for, and mining and sale of coal, copper and other minerals. Divisions or affiliated companies of ExxonMobil operate or market products in the United States and approximately 200 other countries and territories worldwide.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	35.22	January	41.75	January	42.08	January	39.05	January	34.15	January	40.79
February	33.28	February	37.66	February	40.53	February	41.30	February	34.02	February	42.17
March	35.28	March	38.91	March	40.50	March	43.83	March	34.95	March	41.59
April	41.53	April	38.84	April	44.30	April	40.17	April	35.20	April	42.55
May	39.94	May	41.66	May	44.38	May	39.93	May	36.40	May	43.25
June	38.56	June	39.25	June	43.68	June	40.92	June	35.91
July	39.69	July	40.00	July	41.76	July	36.76	July	35.58
August	39.44	August	40.81	August	40.15	August	35.45	August	37.70
September	37.97	September	44.56	September	39.40	September	31.90	September	36.60
October	37.03	October	44.59	October	39.45	October	33.66	October	36.58
November	39.66	November	44.00	November	37.40	November	34.80	November	36.17
December	40.28	December	43.47	December	39.30	December	34.94	December	41.00

The closing price on the Pricing Date was 45.46 and the Dividend Yield was 2.38%.

GENERAL ELECTRIC COMPANY

General Electric Company and its subsidiaries are engaged in developing, manufacturing and marketing a variety of products for the generation, transmission, distribution, control and utilization of electricity. The products GE manufactures include major appliances, lighting products, industrial automation products, medical equipment, electrical distribution equipment, locomotives, power generation and delivery products, nuclear power and support services and fuel assemblies, certain engineered materials and chemicals for the treatment of water and process systems. GE also provides television services through its affiliate, the National Broadcasting Company, Inc., and various financial services through another affiliate, General Electric Capital Services, Inc.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	34.96	January	44.46	January	46.00	January	37.15	January	23.14	January	33.63
February	33.44	February	44.06	February	46.50	February	38.50	February	24.05	February	32.52
March	36.88	March	51.73	March	41.86	March	37.45	March	25.50	March	30.52
April	35.17	April	52.42	April	48.53	April	31.55	April	29.45	April	29.95
May	33.90	May	52.63	May	49.00	May	31.14	May	28.70	May	31.12
June	37.67	June	53.00	June	48.75	June	29.05	June	28.68
July	36.33	July	51.44	July	43.50	July	32.20	July	28.44
August	37.44	August	58.69	August	40.98	August	30.15	August	29.57
September	39.52	September	57.69	September	37.20	September	24.65	September	29.81
October	45.19	October	54.81	October	36.41	October	25.25	October	29.01
November	43.33	November	49.56	November	38.50	November	27.10	November	28.67
December	51.58	December	47.94	December	40.08	December	24.35	December	30.98

The closing price on the Pricing Date was 33.42 and the Dividend Yield was 2.39%.

GENERAL MOTORS CORPORATION

General Motors Corporation is an international company engaged in the design, manufacturing and marketing of a variety of automotive vehicles, locomotives and heavy-duty transmissions. In addition, General Motors offers a variety of communications services which include digital entertainment, information and communications services, and satellite-based private business networks. General Motors also offers a broad range of financial services, including consumer vehicle financing, full-service leasing and fleet leasing, dealer financing, car and truck extended service contracts, residential and commercial mortgage services, commercial, vehicle and homeowners’ insurance and asset-based lending.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	74.87	January	80.44	January	53.70	January	51.14	January	36.33	January	49.68
February	68.87	February	76.06	February	53.32	February	52.98	February	33.77	February	48.12
March	72.47	March	82.81	March	51.85	March	60.45	March	33.62	March	47.10
April	74.19	April	93.63	April	54.81	April	64.15	April	36.05	April	47.42
May	69.00	May	70.63	May	56.90	May	62.15	May	35.33	May	45.39
June	66.00	June	58.06	June	64.35	June	53.45	June	36.00
July	60.94	July	56.94	July	63.60	July	46.55	July	37.43
August	66.13	August	72.19	August	54.75	August	47.86	August	41.10
September	62.94	September	65.00	September	42.90	September	38.90	September	40.93
October	70.25	October	62.13	October	41.32	October	33.25	October	42.67
November	72.00	November	49.50	November	49.70	November	39.70	November	42.78
December	72.69	December	50.94	December	48.60	December	36.86	December	53.40

The closing price on the Pricing Date was 48.26 and the Dividend Yield was 4.14%.

J.P. MORGAN CHASE & CO.

J.P. Morgan Chase & Co. is a global financial services firm and a financial holding company which engages in a broad range of financial services activities. JPMorgan Chase and its subsidiaries engage in investment banking, investments management and private banking, treasury and securities services and a variety of other financial services activities. The bank and non-bank subsidiaries of JPMorgan Chase operate nationally as well as through overseas branches and subsidiaries, representative offices and affiliated banks.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	51.29	January	53.63	January	54.99	January	34.05	January	23.34	January	38.89
February	53.08	February	53.08	February	46.66	February	29.25	February	22.68	February	41.02
March	54.21	March	58.13	March	44.90	March	35.65	March	23.71	March	41.95
April	55.17	April	48.04	April	47.98	April	35.10	April	29.35	April	37.60
May	48.33	May	49.79	May	49.15	May	35.95	May	32.86	May	36.84
June	57.75	June	46.06	June	44.60	June	33.92	June	34.18
July	51.25	July	49.69	July	43.30	July	24.96	July	35.05
August	55.79	August	55.88	August	39.40	August	26.40	August	34.22
September	50.25	September	46.19	September	34.15	September	18.99	September	34.33
October	58.25	October	45.50	October	35.36	October	20.75	October	35.90
November	51.50	November	36.88	November	37.72	November	25.17	November	35.36
December	51.79	December	45.44	December	36.35	December	24.00	December	36.73

The closing price on the Pricing Date was 37.62 and the Dividend Yield was 3.62%.

MERCK & CO., INC.

Merck & Co., Inc. is a global research-driven pharmaceutical products company that discovers, develops, manufactures and markets a broad range of products to improve human and animal health, directly and through its joint ventures. Merck sells its products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	69.45	January	74.59	January	77.78	January	56.01	January	52.42	January	47.60
February	77.37	February	58.27	February	75.91	February	58.05	February	49.93	February	48.08
March	75.89	March	58.80	March	71.84	March	54.50	March	51.85	March	44.19
April	66.49	April	65.78	April	71.90	April	51.43	April	55.06	April	47.00
May	63.89	May	70.63	May	69.08	May	54.04	May	52.60	May	47.30
June	70.04	June	72.52	June	60.49	June	47.93	June	57.31
July	64.06	July	67.85	July	64.34	July	46.94	July	52.32
August	63.59	August	66.13	August	61.61	August	47.82	August	50.32
September	61.34	September	70.45	September	63.03	September	43.26	September	50.62
October	75.30	October	85.12	October	60.39	October	51.34	October	44.25
November	74.30	November	87.72	November	64.12	November	56.23	November	40.60
December	63.47	December	88.61	December	55.65	December	53.58	December	46.20

The closing price on the Pricing Date was 47.81 and the Dividend Yield was 3.10%.

SBC COMMUNICATIONS INC.

SBC Communications Inc. provides communications services in the United States, with a focus on Texas and California, and in other countries, including France, Mexico, Taiwan and Israel. SBC provides local and long-distance phone services, wireless and data communications, paging, Internet services and messaging, cable and satellite television services, security services, telecommunications equipment and directory advertising and publishing services. SBC operations are conducted through its subsidiaries, which include large regional and national operators such as Ameritech, Pacific Bell, Southwestern Bell, Cellular One and SNET.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	54.00	January	43.13	January	48.35	January	37.45	January	24.44	January	25.50
February	52.88	February	38.00	February	47.70	February	37.84	February	20.80	February	24.01
March	47.13	March	42.00	March	44.63	March	37.44	March	20.06	March	24.54
April	56.00	April	43.81	April	41.25	April	31.06	April	23.36	April	24.90
May	51.13	May	43.69	May	43.05	May	34.29	May	25.46	May	23.70
June	58.00	June	43.25	June	40.06	June	30.50	June	25.55
July	57.19	July	42.56	July	45.03	July	27.66	July	23.36
August	48.00	August	41.75	August	40.91	August	24.74	August	22.49
September	51.06	September	50.00	September	47.12	September	20.10	September	22.25
October	50.94	October	57.69	October	38.11	October	25.66	October	23.98
November	51.94	November	54.94	November	37.38	November	28.50	November	23.28
December	48.75	December	47.75	December	39.17	December	27.11	December	26.07

The closing price on the Pricing Date was 24.25 and the Dividend Yield was 5.15%.

VERIZON COMMUNICATIONS INC.

Verizon Communications Inc. is a provider of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 140.3 million access line equivalents and 37.5 million wireless customers. Verizon is the third largest long distance carrier for U.S. consumers, with 16.6 million long distance lines, and Verizon is also the largest directory publisher in the world, as measured by directory titles and circulation. Verizon’s international presence extends primarily to the Americas, as well as investments in Europe.

1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	60.00	January	61.94	January	54.95	January	46.35	January	38.28	January	36.86
February	57.44	February	48.94	February	49.50	February	46.80	February	34.58	February	38.33
March	51.69	March	61.13	March	49.30	March	45.65	March	35.35	March	36.54
April	57.63	April	59.25	April	55.07	April	40.11	April	37.38	April	37.74
May	54.75	May	52.88	May	54.85	May	43.00	May	37.85	May	34.58
June	65.38	June	50.81	June	53.50	June	40.15	June	39.45
July	63.75	July	47.00	July	54.15	July	33.00	July	34.86
August	61.25	August	43.63	August	50.00	August	31.00	August	35.32
September	67.31	September	48.44	September	54.11	September	27.44	September	32.44
October	64.94	October	57.81	October	49.81	October	37.76	October	33.60
November	63.31	November	56.19	November	47.00	November	41.88	November	32.77
December	61.56	December	50.13	December	47.46	December	38.75	December	35.08

The closing price on the Pricing Date was 35.45 and the Dividend Yield was 4.34%.

2,000,000 Units

Merrill Lynch & Co., Inc.

Long Short NotesSM

Linked to the Long Short Index — Series III due January 30, 2006

(the “Notes”)

$10 original public offering price per Unit

P R O S P E C T U S S U P P L E M E N T

Merrill Lynch & Co.

June 23, 2004